UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Asbury Automotive Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

043436104
(CUSIP Number)

Lauren Taylor Wolfe Christian Asmar Impactive Capital LP
152 West 57th Street, 17th Floor
New York, New York 10019

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2022
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043436104	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,004,928
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,004,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,004,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 043436104	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,004,928
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,004,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,004,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 043436104	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,004,928
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,004,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,004,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 043436104	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,004,928
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,004,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,004,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 043436104	SCHEDULE 13D/A	Page 6 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The Shares reported herein were purchased with working capital of the Impactive Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. An aggregate of approximately $277,903,060, including brokerage commissions, was used to acquire the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5(a)-(c) of the Schedule 13D is hereby and amended and restated in their entirety as follows:

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Shares and percentages of the Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based upon 23,188,426 Shares outstanding as of March 1, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission (the "SEC") on March 14, 2022.

	(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

	(c)	The transactions in the Shares effected by the Reporting Persons during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
.

CUSIP No. 043436104	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2022

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
Name: Lauren Taylor Wolfe
Title: Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

SCHEDULE A

Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

The following tables set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price.  The Shares in this column were purchased in multiple transactions at prices between the price ranges indicated in the Price Range ($) column.  The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price.

Impactive Capital

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

2/28/2022	58,299	193.13
3/1/2022	60,894	191.01
3/2/2022	16,085	198.53
3/9/2022	(16,092)	188.12
3/10/2022	(81,298)	185.65
3/11/2022	(54,176)	189.07
3/16/2022	(62,257)	190.53
3/31/2022	172,012	165.63
4/5/2022	39,288	153.30
4/6/2022	111,379	156.82
4/7/2022	91,915	152.13	150.52 – 152.15
4/8/2022	12,486	155.57